UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM U-12(I)-B (ANNUAL STATEMENT) Calendar Year 2004

STATEMENT PURSUANT TO SECTION 12(I) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON
REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF
AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b)
(To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate.)

1.	Name and business address of person filing statement.
Gary J. Taylor 1340 Echelon Parkway Jackson, MS 39213
2.	Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.
None

3.	Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.
See #4
4.

Position or relationship in which the undersigned is employed or retained by each of the companies named in Item 3, and brief description of nature of services to be rendered in each such position or relationship.

Entergy Indian Point Peaking Facility, LLC, Chief Executive Officer

Entergy Nuclear Inc., Director, President,  Chief Executive Officer, and Chairman of the Board

Entergy Nuclear Capital Management Corporation I, President and Chief Executive Officer

Entergy Nuclear Capital Management Corporation II, President, Chief Executive Officer and Chairman of the Board

Entergy Nuclear Environmental Services, LLC, President and Chief Executive Officer

Entergy Nuclear Finance, Inc., Director

Entergy Nuclear Finance Holding, Inc., President and Chief Executive Officer, Director and Chairman

Entergy Nuclear Fitzpatrick, LLC, Chief Executive Officer

Entergy Nuclear Fuels Company, Chief Executive Officer, Director and Chairman

Entergy Nuclear Generation Company, Chief Executive Officer, Director and Chairman

Entergy Nuclear Holding Company, President and Chief Executive Officer, Director and Chairman

Entergy Nuclear Holding Company #1, President and Chief Executive Officer, Director and Chairman

Entergy Nuclear Holding Company #3, Director, President, Chief Executive Officer, and Chairman of the Board

Entergy Nuclear Indian Point 2, LLC, Chief Executive Officer

Entergy Nuclear Indian Point 3, LLC, Chief Executive Officer

Entergy Nuclear Investment Company, Director, President, Chief Executive Officer and Chairman of the Board

Entergy Nuclear Nebraska, LLC, Chief Executive Officer

Entergy Nuclear New York Investment Company I, Director, President, Chief Exec. Officer and Chairman of the Board

Entergy Nuclear New York Investment Company II, Director, President, Chief Exec. Officer and Chairman of the Board

Entergy Nuclear Operations, Inc., Director, Chief Executive Officer

Entergy Nuclear Potomac Company, Director, President , Chief Executive Officer and Chairman of the Board

Entergy Nuclear PFS Company, Director, President , Chief Executive Officer and Chairman of the Board

Entergy Nuclear Vermont Investment Company, Director, President,  Chief Executive Officer and Chairman of the Board

Entergy Nuclear Vermont Yankee, LLC, Chief Executive Officer

Entergy Operations, Inc., Director, Chairman and Chief Executive Officer

Entergy Services, Inc., Executive Vice President and Chief Nuclear Officer

System Entergy Resources, Inc., President and Chief Executive Officer, Director and Chairman

TLG Services, Inc., Director and Chairman

 My duties may include, from time to time, presenting, advocating or opposing matters affecting Entergy Corporation and its subsidiary companies before Congress and members and committees thereof, and before this Commission and the Federal Energy Regulatory Commission and members, officers and employees of such Commissions.

 The services required to be described in this form under Section 12(i) of the Public Utility Holding Company Act of 1935 are incidental to the undersigned's primary and principal duties and, although such services vary in extent from time to time, they represent overall only a comparatively minor portion of the total services rendered

5(a)

Compensation received during the prior year and to be received during the calendar year by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3.  (Use column (a) as supplementary statement only.)

Salary or other compensation
Name of Recipient	During Prior Year (a)	To be received (b)	Person or company from whom received or to be received
Gary J. Taylor	$3,875.00	$4,200.00	Entergy Services, Inc.

5(b)	Basis for compensation if other than salary.

6.

(To be answered in supplementary statement only.  See instructions.)  Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

(a) Total amount of routine expenses charged to client: $634.52 (b) Itemized list of all other expenses: No other expenses

In accordance with the provisions of subdivision (c) of Rule U-71, the undersigned files this statement as an advance statement.

Signed: /s/ Gary J. Taylor Dated: January 21, 2004 Gary J. Taylor